JSAT

CID-B-03-138
February 6, 2004

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

04012958

JSAT Corporation

File No. 82-5111

Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release documents. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound documents.

- Notice Regarding Purchase of The Company's Own Shares in The Market
- JSAT Announces Secondary Offering of Its Shares and Disposal of Treasury Shares
- JSAT Announces Determination of Certain Detailed Term of Secondary Offering of Its Shares and Disposal of Its Treasury Shares

Thank you for your attention and cooperation.

Yours faithfully,

PROCESSED
FEB 20 2004
THOMSON FINANCIAL

Yasuo Okuyama
Executive Officer
Corporate Planning & Communications Group
General Manager
Corporation Communications and Investor Relations Division
JSAT Corporation

Enclosure

825111

January 5, 2004
JSAT Corporation

Notice Regarding Purchase of The Company's Own Shares in The Market

You are hereby notified that JSAT has implemented the acquisition of its own shares through purchases in the market, in accordance with Article 210 of the Japanese Commercial Code.

Particulars

1.	Purchase Period:	From December 1, 2003 to December 26, 2003
2.	Total Number of Shares Purchased:	1,118 shares
3.	Aggregate Amount of the Purchase:	¥435,324,000
4.	Method of the purchases:	Purchases on the Tokyo Stock Exchange

(Reference 1)
Details of the Resolution approved at the 19th Ordinary General Meeting of Shareholders held June 26, 2003

· Class of Shares to Be Acquired:	JSAT's common stock
· Total Number of Shares to Be Acquired:	Up to 45,000 shares
· Aggregate Amount of Shares to Be Acquired:	Up to ¥22.5 billion

(Reference 2)
Aggregate Number of the Company's Shares Purchased From June 26, 2003 to December 26, 2003

· Total Number of Shares Purchased:	7,235 shares
· Aggregate Amount of the Purchase:	¥3,189,969,000

8 2 5 1 1 1

January 28, 2004
JSAT Corporation

JSAT Announces Determination of Certain Detailed Terms of Secondary Offering of Its Shares and Disposal of Its Treasury Shares

JSAT Corporation (the "Company") today announced that with respect to the offer price and other undetermined terms of the secondary offering of its shares and disposal of its treasury shares, which were resolved at a meeting held on January 19, 2004 of the Board of Directors, it today determined as follows:

Particulars

1. Secondary Offering Of Shares (Secondary Offering Through Purchase By Managers)

(1) Offer price: 362,600 yen per share

(2) Aggregate offer price: 13,450,647,000 yen

(3) Purchase price: 347,800 yen per share

(4) Aggregate purchase price: 12,901,641,000 yen

(5) Subscription period: From January 29, 2004 up to February 2, 2004

(6) Delivery date: February 6, 2004

(Note) The Managers will purchase the shares at the purchase price and will sell them at the offer price through secondary offering.

2. Secondary Offering Of Shares (Secondary Offering By Exercise Of Over-allotment Option)

(1) Number of shares to be offered and sold: 2,905 shares of common stock of the Company

(2) Offer price: 362,600 yen per share

(3) Aggregate offer price: 1,053,353,000 yen

(4) Subscription period: From January 29, 2004 up to February 2, 2004

(5) Delivery date: February 6, 2004

3. Disposal of Treasury Shares

(1) Disposal price: 347,800 yen per share

(2) Aggregate disposal price: 1,010,359,000 yen

(3) Subscription date: March 4, 2004

(4) Payment date: March 5, 2004

The purpose of this press release is to make a general public announcement of the secondary offering of the shares and disposal of the treasury shares. It has not been prepared for the purpose of soliciting investment in shares.
This press release does not constitute an offer of securities in the United States. The Shares offered in the secondary offering have not been, and will not be, registered under the United States Securities Act of 1933. The shares may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration

825111

January 19, 2004
JSAT Corporation

JSAT Announces Secondary Offering of its Shares and Disposal of Treasury Shares

JSAT Corporation (the "Company") today announced that at a meeting held today the Board of Directors has resolved as follows in connection with secondary offering of its shares and disposal of its treasury shares.

Particulars

1. Secondary Offering Of Shares (Secondary Offering Through Purchase By Managers)

(1) Number of shares to be offered and sold:
37,095 shares of common stock of the Company (the "Shares")

(2) Offer price:
Undetermined. (To be determined on any of the dates within a period from Wednesday, January 28, 2004 through Friday, January 30, 2004 (the "Offer Price Determination Date").)

(3) Selling shareholder and number of shares to be sold:

Name	Number of shares to be sold
Mizuho Trust & Banking Co., Ltd. - pension trust account for ITOCHU Corporation Trust & Custody Services Bank, Ltd. as trustee of *sai-shintaku*	15,700 Shares
Japan Trustee & Services Bank, Ltd. (entrusted as *sai-shintaku* by Mitsui Asset Trust and Banking Company, Limited - pension trust account for Mitsui & Co., Ltd.)	9,963 Shares
Japan Trustee & Services Bank, Ltd. (entrusted as *sai-shintaku* by Sumitomo Trust and Banking Company, Limited - pension trust account for Sumitomo Corporation)	7,600 Shares
Sumitomo Corporation	3,832 Shares

(4) Method of secondary offering:
Daiwa Securities SMBC Co. Ltd., Nomura Securities Co., Ltd., Nikko Citigroup Limited, Morgan Stanley Japan Limited (Tokyo Branch), Okasan Securities Co., Ltd., Mitsubishi Securities Co., Ltd., Shinko Securities Co., Ltd., UFJ Tsubasa Securities Co., Ltd., Tokai Tokyo Securities Co., Ltd., Mito Securities Co., Ltd. and Maeda Securities Co., Ltd. (the "Managers") shall purchase all the shares to be offered and sold. Consideration to the Managers in the secondary offering shall be the aggregation of the difference between the offer price and the purchase price to be paid by the Managers to the selling shareholders.

(5) Subscription period:
Expected to be the period from the business day immediately following the Offer Price Determination Date through the third business day following the Offer Price Determination Date. The definite subscription period will be determined on the Offer Price Determination Date.

(6) Delivery date:
Expected to be the seventh business day following the Offer Price Determination Date.

(7) Subscription money: Same as the Offer Price per Share

(8) Unit of offering: 1 Share

(9) Determination of the offer price and any and all other matters necessary for the secondary offering of shares shall be entrusted with President and CEO.

(10) The Company submitted a Securities Notice on January 19, 2004 under the Securities and Exchange Law of Japan.

2. Secondary Offering Of Shares (Secondary Offering By Exercise Of Over-allotment Option)

(2) Offer price:
Undetermined. (The Offer price shall be the same as that for the secondary offering stated in 1. above.)

(3) Selling shareholder:
Daiwa Securities SMBC Co. Ltd.

(4) Method of secondary offering:
Taking into account market demand for the secondary offering stated in 1. above, Daiwa Securities SMBC Co. Ltd. shall make an additional secondary offering of up to 2,905 shares which it will borrow from shareholders of the Company.

(5) Subscription period:
The subscription period shall be the same as that for the secondary offering stated in 1. above.

(6) Delivery date:
The delivery date shall be the same as that for the secondary offering stated in 1. above.

(7) Subscription money:
The subscription money shall be the same as that for the secondary offering stated in 1. above.

(8) Unit of offering: 1Share

(9) Determination of the offer price and any and all other matters necessary for the secondary offering of shares shall be entrusted with President and CEO.

(10) The Company submitted a Securities Notice on January 19, 2004 under the Securities and Exchange Law of Japan.

3. Disposal of Treasury Shares

(1) Number of shares to be disposed:
2,905 shares of common stock of the Company

(2) Disposal price:
The Disposal Price will be determined on the basis of the closing price on the Tokyo Stock Exchange on the Offer Price Determination Date (if there is no closing price available on that day, the closing price of the previous day shall be applicable) multiplied by 0.90-1.00 (disregarding any fraction of a yen).

(3) Allocation of shares:

Daiwa Securities SMBC Co. Ltd.	2,905 shares

(4) Subscription date: March 4, 2004

(5) Payment date: March 5, 2004

(6) Unit of subscription: 1 Share

(7) Determination of the disposal price and any and all other matters necessary for the secondary offering of shares shall be entrusted with President and CEO.

The purpose of this press release is to make a general public announcement of the secondary offering of the Shares. It has not been prepared for the purpose of soliciting investment in Shares.
This press release does not constitute an offer of securities in the United States. The Shares offered in the secondary offering have not been, and will not be, registered under the United States Securities Act of 1933. The Shares may not [illegible] United States absent registration thereunder or an applicable exemption from registration